File No. 70-9541



                             UNITED STATES OF AMERICA
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



Application of Northeast Utilities,        )
The Connecticut Light and Power Company,   )
Public Service Company of New Hampshire,   )
Western Massachusetts Electric Company,    )
North Atlantic Energy Corporation,         )
NU Enterprises, Inc.,                      )   CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,              )   UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,     )   COMPANY ACT OF 1935
Select Energy, Inc.,                       )
Select Energy Services, Inc.,              )
Select Energy Contracting, Inc.,           )
Reeds Ferry Supply Co., Inc.,              )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended March 31, 2003, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                     As of March 31, 2003
      -------------------------------------------------------------------------
                                                   (Thousands
                                                   ----------
                                                   of Dollars)         %
                                                   -----------       -----

      Common shareholders' equity:
        Common shares                             $   60,352           2.1%
        Capital surplus, paid in                     327,136          11.4
        Retained earnings                            323,868          11.3
                                                  ----------         -----
        Total common shareholders' equity            711,356          24.8
      Preferred stock                                116,200           4.0
      Long-term and short-term debt                  828,518          28.9
      Rate reduction bonds                         1,213,541          42.3
                                                  ----------         -----
                                                  $2,869,615         100.0%
                                                  ==========         =====

      A common dividend of $10,018,440.30 was declared on March 10, 2003, and was paid to NU on March 27, 2003.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                     As of March 31, 2003
      -------------------------------------------------------------------------
                                                   (Thousands
                                                   ----------
                                                   of Dollars)         %
                                                   -----------       -----

      Common shareholders' equity:
        Common shares                               $ 10,866           2.2%
        Capital surplus, paid in                      69,679          14.5
        Retained earnings                             79,541          16.5
                                                    --------         -----
        Total common shareholders' equity            160,086          33.2
      Long-term and short-term debt                  181,343          37.7
      Rate reduction bonds                           140,220          29.1
                                                    --------         -----
                                                    $481,649         100.0%
                                                    ========         =====

      A common dividend of $4,003,154.13 was declared on March 10, 2003, and was paid to NU on March 27, 2003.

      There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of March 31, 2003, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

      NU represents that during the quarter ended March 31, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

      Internal cash funds available during the quarter were supplemented with external borrowings for PSNH and WMECO.


                           Net cash         Net cash       Net cash
                            flows             flows          flows
               Cash      provided by/      (used in)/     (used in)/
            beginning     (used in)        provided by    provided by     Cash end
            of period     operating        investing      financing       of period
            1/1/2003      activities       activities     activities      3/31/2003
            --------      ----------       ----------     ----------      ---------
                                      (Thousands of Dollars)

CL&P         $  159        $136,974         $(86,176)     $(43,743)         $7,214
PSNH          5,319          (9,227)           1,572         6,761           4,425
WMECO           123          24,987          (21,577)       (3,532)              1
NAEC           -            (27,023)          27,052          -                 29




                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES



/s/ John P. Stack
    -------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 29, 2003